UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-24710

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sirius Satellite Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sirius XM Radio Inc.

1221 Avenue of the Americas, 36th Floor

New York, New York 10020

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee of the

    Sirius Satellite Radio 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan (the Plan) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, Schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2008, and Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee of the

    Sirius Satellite Radio 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York

June 23, 2008

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2008	2007
Investments, at fair value:
Pooled separate accounts	$15,030	$21,540
Guaranteed income fund	3,907	2,484
Mutual fund	1,386	—
Sirius XM Radio Inc. common stock	1,006	13,298
Participant loans	626	395

Total investments	21,955	37,717

Contributions receivable:
Employer	59	4,968

Total contributions receivable	59	4,968

Net assets available for benefits	$22,014	$42,685

See accompanying notes to financial statements.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

For the Year Ended December 31, 2008
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(27,712)
Interest on guaranteed income fund	115
Dividends	26
Interest on participant loans	38

Total Investment loss	(27,533)

Contributions:
Participants	6,668
Employer, net of forfeitures	2,084
Rollovers	343

Total contributions	9,095

Total reductions	(18,438)

Deductions from net assets attributed to:
Benefits paid to participants	(2,224)
Administrative expenses, net of forfeitures	(9)

Total deductions	(2,233)

Net decrease	(20,671)
Net assets available for benefits:
Net assets available for benefits, beginning of year	42,685

Net assets available for benefits, end of year	$22,014

See accompanying notes to financial statements.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Notes to Financial Statements

1. Description of the Plan

Sirius XM Radio Inc. (the “Company” or “Plan Sponsor”) sponsors the Sirius Satellite Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees with a method of saving for their retirement and other needs. The Plan is a defined contribution plan that is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The inception date of the Plan was September 1, 1998. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans, fund redistribution and definitions of all terms.

On July 28, 2008, the Plan Sponsor’s wholly owned subsidiary, Vernon Merger Corporation, merged with and into XM Satellite Radio Holdings Inc. and, as a result, XM Satellite Radio Holdings Inc. is now the Company’s wholly owned subsidiary. On August 5, 2008, Sirius Satellite Radio Inc. changed its name to Sirius XM Radio Inc.

Assets Held in Trust

Since April 1, 2005, all assets of the Plan are held by Prudential Retirement Services. Prudential Retirement Services is an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC is responsible for, among other things, the custody and investing of the assets of the Plan and for the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB, a wholly owned subsidiary of Prudential Financial, serves as the trustee for which PRIAC is the record keeper.

The investment options available to participants as of December 31, 2008 and their related investment objectives were as follows:

Pooled separate accounts sponsored by PRIAC:

Lifetime Funds. The investment objective for each of the five funds in this investment option varies, in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolios. The performance goal for each fund is to consistently outperform its benchmark over full market cycles.

Core Plus Bond/PIMCO Fund. This fund seeks to exceed the return of the Barclays Capital U.S Aggregated Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

Franklin Balance Sheet Investment Fund — Class A. This fund seeks to provide high total return, of which capital appreciation and income are components, by investing most of its assets in the stocks of companies the Mutual Fund managers believe are undervalued and trading at a low price relative to book value.

International Growth/Artisan Partners Fund. This fund seeks maximum long-term capital growth. This fund invests primarily in publicly traded corporate equities of companies domiciled outside the United States or whose primary business activities are outside the United States.

Janus Adviser Balanced Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.

Small Cap Growth/TimesSquare Fund. This fund seeks to achieve long-term capital appreciation through investments in common and preferred stocks of United States companies with market capitalization between $30 million and $3 billion. The fund focuses on growth companies with new product developments and technological breakthroughs

Oakmark Equity and Income Fund — Class I. This fund seeks high current income, preservation and growth of capital by investing primarily in U.S. equity and fixed-income securities.

Mid Cap Value/CRM Fund. This fund seeks to outperform, over the long-term, the Russell Mid Cap Value index and broader market.

Mid Cap Growth/TimesSquare Fund. This fund seeks to outperform the Russell Mid Cap Growth index in a risk controlled manner.

Large Cap Growth/Turner Investment Partners Fund. This fund seeks to provide capital appreciation with minimal focus on income, as well as to outperform the Russell 1000 Growth Index and comparable equity growth managers over full market cycles.

Large Cap Value/LSV Asset Management Fund. This fund seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year periods, or a full market cycle, whichever is longer.

International Value/LSV Asset Management. This fund seeks to provide long-term capital appreciation by structuring and maintaining a well diversified portfolio of non-US stocks.

Dryden S&P 500 Index Fund. This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

American Funds Capital World Growth Income Fund. This fund invests, on a global basis, in common stocks that are denominated in U.S. dollars or other currencies. It may also hold cash or money market instruments.

Guaranteed Income Fund. This fund is a stable value product specifically designed for defined contribution plans to provide money market-like liquidity and safety of principal with an attractive rate of return.

Sirius XM Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius XM Radio Inc. Employer contributions are remitted in Sirius XM common stock. After a 15 day holding period, participants can transfer the funds to other investment alternatives offered by the plan.

Audited financial statements and prospectuses or other disclosure documents for the above funds are available annually to participants via www.prudential.com. Past performance of the funds is not an indicator of future results.

Eligibility

Participation in the Plan begins on the first day of the calendar month following the date in which an employee has; (a) attained the age of 21; (b) been classified as a Class A Employee as defined in the Plan document; and (c) completed one full month of service, as defined in the Plan document.

Contributions

Participants may elect to contribute from 1% to 50% of their compensation, as defined, provided their contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $15,500 in 2008 and 2007. The Code also allows participants age 50 and over to make an extra “catch-up” contribution on a pretax basis, which may not exceed $5,000 for the calendar years ended December 31, 2008 and 2007. Participants may roll over amounts from other qualified defined benefit or defined contribution plans. Rollovers for the year ended December 31, 2008 were approximately $343,000. Participants’ contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.

The Plan provides for discretionary employer matching contributions, in the form of shares of common stock of the Company, based on participant elective deferral percentages. The Company matches 50% of participants’ elective deferrals up to 6% of their compensation. The total matching contribution for the year ended December 31, 2008 was $2,169,562 which was paid in the form of 2,584,362 shares of common stock of the Company.

The Company may also elect to contribute to the profit sharing portion of the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as profit-sharing contributions, are determined by the Compensation Committee of the Company’s Board of Directors. Employees are only eligible to share in profit-sharing contributions during any year in which they are employed on the last day of the year and have met the eligibility requirements of the Plan. For the year ended December 31, 2008, the Company did not elect to contribute to the profit sharing portion of the Plan.

Loans

The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50,000 or 50% of the vested portions of the participant’s account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence in which case, the loan could be up to ten years. Repayments must be substantially equal installments and are generally made be payroll deductions and made not less frequently than quarterly. Some exceptions are made for unpaid leaves.

Participant Accounts

Each participant’s account is credited with participant contributions, employer matching and profit-sharing contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in employer matching and profit-sharing contributions begins one year after the participant’s service begins at a rate of 33 1/3% per year until the completion of the third year, when 100% is vested. In addition, a participant becomes fully vested in his or her employer matching and profit-sharing contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits

Upon termination of employment due to death, disability, and retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the Plan document.

Forfeitures

Non-vested employer matching contributions are forfeited upon termination of employment or a participant’s withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer contributions. Forfeitures for the year ended December 31, 2008 were approximately $87,000. Unallocated non-vested assets were approximately $8,000 and $18,000 as of December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, forfeitures used to reduce the Company’s contributions and administrative expenses were approximately $97,000.

Administrative Expenses

Administrative expenses are paid by the Plan to the extent allowed by the Plan document.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in pooled separate accounts are valued based on the Plan’s pro rata share of fund equity as determined by the trustee, based on fair values of the underlying investments. Investments in the mutual fund and Sirius XM Radio Inc. (formerly called Sirius Satellite Radio) common stock are valued based on quoted market prices. Realized gains and losses from the sale of investments are computed using the participant’s cost basis in the investment aggregated at the Plan level.

Net changes in unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. The Guaranteed Income Fund is an insurance company issued evergreen group annuity contract issued by PRIAC. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using the “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of these contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting by the trustee. When establishing interest crediting rates for this product, the trustee considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract of PRIAC is 1.50%. The Average Earnings Yield by the Plan and the Average Yield Credited to Participants was 3.70% and 3.65% as of December 31, 2008 and 2007, respectively. The Average Earnings Yield is calculated by dividing the earnings credited to the participants on the last day of the Plan year by the end of plan year fair value and then annualizing the results. As a result of current stable value product construction, no adjustments are required to mediate between the average earnings credit to the Plan and the average earnings credited to the participants. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contract. The investment contract’s fair value equals the contract value, due to the nature of the investment contracts not having a fair value adjustment upon a discontinuance.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements (Statement 157) and subsequently adopted certain related FASB staff positions. Refer to Note 3 for disclosures provided for fair value measurements of Plan investments.

Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax position taken or expected to be taken to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007 and is to be applied to all open tax years as of the effective date. The Plan adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Plan’s financial statements.

3. Fair Value Measurements

Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

Fair Value Measurements

	Using Input Type
(in thousands)	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$—	$12,198	$2,832	$15,030
Mutual fund	1,386	—	—	1,386
Guaranteed income fund	—	—	3,907	3,907
Sirius XM Radio Inc. common stock	1,006	—	—	1,006
Participant loans	—	—	626	626

Total investments measured at fair value	$2,392	$12,198	$7,365	$21,955

The Plan’s valuation methodology used to measure the fair values of level 2 assets in pooled separate accounts were derived using fair value of the underlying investments, or a change-factor model with inputs derived from observable market data of the underlying instruments in active markets while level 3 assets in pooled separate accounts were derived using a change-factor model with inputs derived from both observable and unobservable market data.

The Plan’s valuation methodology used to measure the fair value of the guaranteed income fund were derived using inputs derived from unobservable market data. The guaranteed income fund is included at its carrying value in the statements of net assets available for benefits, which approximated the fair value at December 31, 2008.

The Plan’s valuation methodology used to measure the fair value of the mutual fund and Sirius XM Inc. common stock was derived from quoted market prices as these instruments have an active market.

The valuation techniques used to measure fair value of participant loans, all of which mature by the end of 2017 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

(in thousands)	Pooled separate accounts	Guaranteed income fund	Participant loans
Balance as of January 1, 2008	$3,514	$2,484	$395
Issuances, repayments and settlements, net	(682)	1,423	231

Balance as of December 31, 2008	$2,832	$3,907	$626

4. Investments

The fair values of investments that individually represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2008	2007
	(In thousands)
Investments:
Core Plus Bond/PIMCO Fund	$1,333	$—
Oakmark Equity and Income Fund	1,285	*
Guaranteed Income Fund	3,907	2,484

International Growth/Artisan Partner Fund	1,169	*

Large Cap Value/LSV Asset management Fund	2,898	4,926

Large Cap Growth/Turner Investment Partners Fund	1,370	2,328
American Funds Capital World Growth and Income Fund	1,386	—
Templeton Growth Account	—	2,171
Sirius XM Radio Inc. Common Stock	*	13,298

*	Represents less than 5% of the Plan’s net assets at the respective December 31.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

For the Year Ended December 31, 2008
(In thousands)
Sirius XM Radio Inc. common stock	$(19,193)
Pooled separate accounts	(7,853)

Mutual fund	(666)

Total decrease in fair value of investments	$(27,712)

5. Nonparticipant-Directed Investments

Employer contributions are remitted to the Plan in common stock of Sirius XM Radio Inc. Participants are required to invest in Sirius XM Radio Inc. common stock during the initial 15 days following contribution and then able to allocate the holdings to other investments as directed by the participant. As of December 31, 2008 and 2007, the nonparticipant-directed funds were $64,864 and $63,316, respectively.

6. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan provides for investment in the Company’s common stock. At December 31, 2008 and 2007, approximately 5% and 31% of the Plan’s total assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock is dependent upon the performance of the Company and the market’s evaluation of such performance.

During the year ended December 31, 2008, the fair value of investments depreciated by $27.7 million mainly due to the decline in value of the Company common stock and due to significant market volatility that was, in part, a result of a general decline in global economic conditions.

7. Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 13, 2002, stating that the Plan, as then designed, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to be designed and to operate in conformity with the Code to maintain its qualification. The Plan administrator and the Plan’s legal counsel believe the Plan is designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan is qualified and the related trust is tax exempt.

8. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

9. Subsequent Event

On June 5, 2009, the Board of Directors of the Company, approved merging the XM 401(k) Savings Plan with the Sirius Satellite Radio 401(k) Savings Plan effective June 19, 2009. The XM 401(k) Savings Plan is a defined contribution plan sponsored by XM Satellite Radio Inc., a wholly-owned subsidiary of the Company.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Schedule H, line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2008

(a) Identity of party involved	(b) Relationship of Plan employer or other party-in-interest	(c) Description of transaction including rate of interest	(d) Amount on Line 4(a)	(e) Lost interest
Sirius XM Radio Inc. (formerly Sirius Satellite Radio Inc.)	Plan Sponsor	2007 employee deferrals not deposited to Plan in a timely manner	$250,597	243

There were inadvertent delays by the Company in submitting certain 2007 employee deferrals in the amount of $250,597 to the Plan. In June 2008, the Company reimbursed the Plan for lost income in the amount of $243.

See accompanying report of independent registered public accounting firm.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year,

As of December 31, 2008)

(In thousands, except shares)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Prudential Retirement Insurance & Annuity Company	Janus Adviser Balanced Fund: 29,151 shares in participation	$977
*	Prudential Retirement Insurance & Annuity Company	Lifetime Income & Equity Fund: 3,093 shares in participation	45
*	Prudential Retirement Insurance & Annuity Company	Lifetime Growth Fund: 78,952 shares in participation	1,013
*	Prudential Retirement Insurance & Annuity Company	Lifetime Conservative Fund: 15,472 shares in participation	208
*	Prudential Retirement Insurance & Annuity Company	Lifetime Balanced Fund: 67,665 shares in participation	871
*	Prudential Retirement Insurance & Annuity Company	Lifetime Aggressive Fund: 56,662 shares in participation	694
*	Prudential Retirement Insurance & Annuity Company	Franklin Balance Sheet Investment Fund — Class A: 19,212 shares in participation	979
*	Prudential Retirement Insurance & Annuity Company	Small Cap Growth/TimesSquare Fund: 41,713 shares in participation	744
*	Prudential Retirement Insurance & Annuity Company	International Growth/Artisan Partners Fund: 121,499 shares in participation	1,169
*	Prudential Retirement Insurance & Annuity Company	Core Plus Bond/PIMCO Fund: 93,905 shares in participation	1,333
*	Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund: 118,384 shares in participation	3,907
	American Funds	American Funds Capital World Growth and Income Fund: 52,419 shares in participation	1,386
*	Prudential Retirement Insurance & Annuity Company	Oakmark Equity and Income Fund Class I: 45,909 shares in participation	1,286
*	Prudential Retirement Insurance & Annuity Company	Mid Cap Value/CRM Fund: 32,372 shares in participation	291
*	Prudential Retirement Insurance & Annuity Company	Mid Cap Growth/Times Square Fund: 54,254 shares in participation	606
*	Prudential Retirement Insurance & Annuity Company	Large Cap Value/LSV Asset Management Fund: 242,923 shares in participation	2,898
*	Prudential Retirement Insurance & Annuity Company	Large Cap Growth/Turner Investment Partners Fund: 168,055 shares in participation	1,370
*	Prudential Retirement Insurance & Annuity Company	International Value/LSV Asset Management Fund: 15,949 shares in participation	130
*	Prudential Retirement Insurance & Annuity Company	Dryden S & P 500 Index Fund: 7,497 shares in participation	416
*	Sirius XM Radio Inc.	Sirius XM Radio Inc. Common Stock: 8,381,112 shares in participation	1,006
*	Participant Loans	63 outstanding loans with interest rates ranging from 6.00% to 9.25% and maturities from 2009 to 2017	626

	Total Investments		$21,955

*	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Schedule H, line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2008

(In thousands)

(a) Identity of Party Involved	(b) Description of Asset	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (i) — single transaction in excess of 5% of plan assets.*

Sirius XM Radio Inc. Non-participant Directed	Common Stock	1	$4,945	N/A	$4,945	$4,945	N/A

Category (iii) — series of transactions in excess of 5% of plan assets.*

Sirius XM Radio Inc. Nonparticipant-Directed	Common Stock	24	$7,055	N/A	$7,055	$7,055	N/A

*	There were no category (ii) or (iv) reportable transactions during 2008.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

By:	/s/ David J. Frear
David J. Frear
Executive Vice President and Chief Financial Officer of Sirius XM Radio Inc.